Exhibit 99.1

MIT Technology Review Names Cellectis on Annual List of 50 Smartest Companies for Second Consecutive Year

NEW YORK--(BUSINESS WIRE)--June 27, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that MIT Technology Review has named the Company on its Annual List of 50 Smartest Companies for the second year in a row. This prestigious list recognizes and celebrates companies that combine innovative technology with an effective and ambitious business model. Each year, the outlet identifies 50 companies that are considered smart in the ways that they create new opportunities.

MIT Technology Review listed immune engineering as one of its 10 Breakthrough Technologies of 2016, a field that Cellectis has continued to shape and impact via the Company’s development and therapeutic application of allogeneic CAR T-cell immunotherapies targeting cancer. In this process, T-cells from healthy donors are genetically edited with Cellectis’ proprietary TALEN® technology to seek and destroy cancer cells.

In late 2015 and early 2016, two groundbreaking compassionate care cases have been reported with UCART19, an “off-the-shelf” gene edited T-cell product that has been designed and manufactured by Cellectis. What’s more is that earlier this month, Cellectis also announced that the first patient has been dosed in a Phase I UCART19 study for Leukemia.

“We are honored that MIT Technology Review has once again selected Cellectis for this award and it is truly gratifying to be recognized among such innovative and pioneering industry leaders,” said Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis. “At Cellectis, we make it our mission to not only push the boundaries for what’s possible in the global healthcare and life sciences spaces but also work to redefine what standard cancer treatment looks like for patients in need all over the world.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com